November 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	James Giugliano
Suying Li
Rebekah Reed
Taylor Beech

Re:	Delixy Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 4, 2024
CIK No. 0002025218

Dear Mr. Giugliano, Ms. Li, Ms. Reed and Ms. Beech:

This letter is in response to your letter of September 27, 2024, in which you provided comments to Amendment No. 2 to the Draft Registration Statement on Form F-1 of Delixy Holdings Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on September 4, 2024 (“Amendment No. 2 to the Draft Registration Statement”). On the date hereof, the Company has submitted a Registration Statement on Form F-1 (“Registration Statement”). We set forth below in bold the comments in your letter relating to Amendment No. 2 to the Draft Registration Statement followed by our responses to the comments.

Amendment No. 2 to the Draft Registration Statement on Form F-1 submitted September 4, 2024

Risk Factors

Risks Related to Our Business and Industry, page 9

1.	While we note your response to prior comment 4, it remains unclear from your added disclosure whether you have entered into contractual arrangements with respect to loan facilities at this present time or whether you are describing in general the terms of the facilities that have been made available to you “from time to time.” If you are currently party to a credit facility or facilities that you may draw upon, disclose the material terms of the particular agreement(s), including the bank(s) that have extended such credit facilities. If you are not, please revise the reference to “short term credit facilities available to the Group” at page 1 and related disclosure at page 63 to state clearly that you are not party to any credit facility at this time.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure in the Liquidity and Capital Resources section at page 40 of DRS/A3 to state that we are currently party to two existing short term credit facilities with the Bank of China Limited (Singapore Branch) and United Overseas Bank Limited respectively and we have additionally disclosed certain material terms of the particular agreements with the two banks. We have also added an additional risk factor at page 18 of DRS/A3 to state that our existing credit facilities contain certain covenants and restrictions that may limit the flexibility of our Company in the way in which we organize our subsidiaries and/or operate our business.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

Delixy Holdings Limited

/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Chairman and Chief Executive Officer